UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1924
                  For the fiscal year ended December 31, 1996

                                       OR

               [] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
         Forthe transition period from _____________ to ______________

                        Commission File Number 0-018984

                        REYNOLDS, SMITH AND HILLS, INC.
                      EMPLOYEES 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)

                        REYNOLDS, SMITH AND HILLS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                4651 Salisbury Road, Jacksonville, Florida 32256
           (Address of principal executive office of issuer and plan)

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEE 401(K) PROFIT SHARING PLAN

By:  /s/Darold F. Cole
     -----------------
        Darold F. Cole
          Chairman, Administrative Committee
          and Senior Vice President and Director
          Reynolds, Smith and Hills, Inc.

Date: September 5, 1997
      -----------------

REYNOLDS, SMITH AND HILLS, INC,
EMPLOYEES 401(k) PROFIT SHARING
PLAN
Financial Statements and Supplemental
Schedules for the Year Ended December 31,
1996, and Independent Auditors' Report

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K) PROFIT SHARING
PLAN
TABLE OF CONTENTS
                                                                    Page
INDEPENDENT AUDITORS' REPORT                                          1
FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Plan Benefits                3
  Statements of Changes in Net Assets Available for Plan Benefits     6
  Notes to Financial Statements                                       8
SUPPLEMENTAL SCHEDULES:
  Item 27a - Assets  Held  for  Investment  Purposes                 12
  Item 27d -  Schedule  of Reportable Transactions                   13

INDEPENDENT AUDITORS' REPORT

Trustees
Reynolds, Smith and Hills, Inc. Employees
  40l(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for plan benefits of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, the 1996 and 1995 financial statements include securities valued at $1,102,126 (8 percent of net assets available for plan benefits) and $1,054,207 (9 percent of net assets available for plan benefits), respectively, whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
- -------------------------

May 23, 1997

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996
                                             Supplemental Information by Fund
                                             --------------------------------
                                             Value        Select       Stable
                                            Equity        Income        Value
                                             Fund          Fund         Fund

Assets:
Investments, at market value (Note 3):    $6,119,724    $1,188,359    $2,467,287
 INVESCO collective trust funds
 Short-term investments
 Common stocks
 Loans to participants
                                          ----------    ----------    ----------
     Total investments                     6,119,724     1,188,359     2,467,287

Receivables:
 Contribtuions receivable                     20,057         4,139         5,242
                                          ----------    ----------    ----------
     Total receivables                        20,057         4,139         5,242
                                          ----------    ----------    ----------

TOTAL ASSETS                               6,139,781     1,192,498     2,472,529

LIABILITIES:
Other payables
                                          ----------    ----------    ----------

TOTAL LIABILITIES
                                          ----------    ----------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $6,139,781    $1,192,498    $2,472,529
                                          ==========    ==========    ==========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996

                                                                           Emerging                                   Combined
                                               Flex         Dynamics        Growth         Loan          RS&H           Total
                                               Fund           Fund            Fund         Fund          Stock        All Funds

Assets:
Investments, at market value (Note 3):
INVESCO collective trust funds            $   323,694    $   990,252    $   483,363                                  $11,572,952
Short-term investments                                                                                     57,464         57,464
Common stocks                                                                                           1,102,126      1,102,126
Loans to participants                                                                  $   653,860                       653,860
                                          -----------    -----------    -----------    -----------    -----------    -----------
Total investments                             323,694        990,252        483,636        653,860      1,159,590     13,386,402


Receivables:
Contribtuions receivable                        1,975          5,688          4,812                         3,078         44,991
                                          -----------    -----------    -----------    -----------    -----------    -----------
Total receivables                               1,975          5,688          4,812                         3,078         44,991
                                          -----------    -----------    -----------    -----------    -----------    -----------

TOTAL ASSETS                                  325,669        995,940        488,448        653,860      1,162,668     13,431,393

LIABILITIES:
Other payables
                                          -----------    -----------    -----------    -----------    -----------    -----------

TOTAL LIABILITIES
                                          -----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $   325,669    $   995,940    $   488,448    $   653,860    $ 1,162,668    $13,431,393
                                          ===========    ===========    ===========    ===========    ===========    ===========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995


                                             Supplemental Information by Fund
                                             --------------------------------

                                                                         Money                   RS&H         Combined
                                             Equity         Bond         Market       Loan       Stock         Total
                                              Fund          Fund          Fund        Fund       Fund         All Funds

Assets:
Investments, at market value (Note 3):
 Short-term investments                 $     60,120   $     14,695   $  2,898,902              $   27,668   $  3,001,385
 Sun Bank collective trust funds           5,752,183      1,538,551                                             7,290,734
 Common stocks                                                                                   1,054,207      1,054,207
 Loans to participants                                                              $ 613,333                     613,333
                                        ------------   ------------   ------------  ---------   ----------   ------------
        Total investments                  5,812,303      1,553,246      2,898,902    613,333    1,081,875     11,959,659

Receivables:
 Due (to) from other funds                    63,682       (111,535)        59,028     (6,921)      (4,254)
 Accrued interest receivable                  34,488          8,394         14,861                     215         57,958
                                        ------------   ------------   ------------  ---------   ----------   ------------
        Total receivables                     98,170       (103,141)        73,889     (6,921)      (4,039)        57,958
                                        ------------   ------------   ------------  ---------   ----------   ------------

TOTAL ASSETS                               5,910,473      1,450,105      2,972,791    606,412    1,077,836     12,017,617

LIABILITIES:
 Other payables                               (4,073)          (737)        (9,994)    (3,583)      (1,266)       (19,653)
                                        ------------   ------------   ------------  ---------   ----------   ------------

TOTAL LIABILITIES                             (4,073)          (737)        (9,994)    (3,583)      (1,266)       (19,653)
                                        ------------   ------------   ------------  ---------   ----------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  5,906,400   $  1,449,368   $  2,962,797  $ 602,829   $1,076,570   $ 11,997,964
                                        ============   ============   ============  =========   ==========   ============

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1996


                                                    Supplemental Information by Fund
                                                    --------------------------------
                                                     Value                 Select         Stable
                                                    Equity                 Income         Value
                                                     Fund                   Fund          Fund

ADDITIONS TO NET ASSETS:
 Investment income                              $   275,241            $   101,899   $   173,675
 Net appreciation in value of RS&H, Inc. stock
 Net appreciation in fair value of
   investments                                      687,241                (48,425)
                                                -----------            -----------   -----------
        Net investment income                       962,482                 53,474       173,675

 Contributions from employer                         75,905                 18,029        28,070
 Contributions from employees                       587,591                131,898       156,927
                                                -----------            -----------   -----------
        Total additions                           1,625,978                203,401       358,672

DEDUCTIONS FROM NET ASSETS:
 Administrative expenses                             (3,741)                  (841)      (15,892)
 Distributions, net                                (412,776)              (173,621)     (455,355)
                                                -----------            -----------   -----------
        Total deductions                           (416,517)              (174,462)     (471,247)

PARTICIPANTS' TRANSFERS BETWEEN
 FUNDS IN (OUT)                                    (976,080)              (285,809)     (377,693)
                                                -----------            -----------   -----------

        Net increase (decrease)                     233,381               (256,870)     (490,268)

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR                    5,906,400              1,449,368     2,962,797
                                                -----------            -----------   -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR                        $ 6,139,781            $ 1,192,498   $ 2,472,529
                                                ===========            ===========   ===========

The accompanying notes are an integral part of these financial statements.


REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1996

                                                    Supplemental Information by Fund
                                                    --------------------------------
                                                                           Emerging                               Combined
                                                    Flex       Dynamics     Growth       Loan         RS&H          Total
                                                    Fund         Fund        Fund        Fund         Stock       All Funds

ADDITIONS TO NET ASSETS:
 Investment income                              $      317   $   88,251   $   17,453                  $  4,780   $  661,616
 Net appreciation in value
   of RS&H, Inc. stock                                                                                  47,919       47,919
 Net appreciation in fair value of
   investments                                      23,382      (24,722)     (31,035)                               606,441
                                                ----------   ----------   ----------   ----------   ----------  -----------
        Net investment income                       23,699       63,529      (13,582)                   52,699    1,315,976

 Contributions from employer                         4,180       11,490        8,793                    24,576      171,043
 Contributions from employees                       31,972      103,946       63,726                    65,672    1,141,732
                                                ----------   ----------   ----------   ----------   ----------  -----------
        Total additions                             59,851      178,965       58,937                   142,947    2,628,751

DEDUCTIONS FROM NET ASSETS:
 Administrative expenses                            (2,004)        (611)        (353)                       (9)     (23,451)
 Distributions, net                                   (396)     (28,584)     (54,951)  $  (40,534)      (5,654)  (1,171,871)
                                                ----------   ----------   ----------   ----------   ----------  -----------
        Total deductions                            (2,400)     (29,195)     (55,304)     (40,534)      (5,663)  (1,195,322)

PARTICIPANTS' TRANSFERS BETWEEN
 FUNDS IN (OUT)                                    268,218      846,170      484,815       91,565      (51,186)
                                                ----------   ----------   ----------   ----------   ----------  -----------

        Net increase (decrease)                    325,669      995,940      488,448       51,031       86,098    1,433,429

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR                                                            602,829    1,076,570   11,997,964
                                                ----------   ----------   ----------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR                        $  325,669   $  995,940   $  488,448   $  653,860   $1,162,668  $13,431,393
                                                ==========   ==========   ==========   ==========   ==========  ===========

The accompanying notes are an integral part of these financial statements.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments - Short-term investments and loans to participants are carried at cost which approximates market value. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the common stock of the Plan's sponsor, Reynolds, Smith and Hills, Inc., are recorded at an estimated value as there is no active market for the stock.

Payment of Benefits - Benefits are recorded when paid.

2.   DESCRIPTION OF PLAN

The following description of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") provides general information to participants. Participants should refer to the pamphlet Summary Plan Description for the April 1,1996 Amendment and Restatement of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan for a more complete description of the Plan's provision. Copies of the pamphlet are available from the Plan Coordinator.

General - The Plan was commenced and made effective January 1, 1990. The Plan is a defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of certain employees of Reynolds, Smith and Hills, Inc. (the "Company") and eligible subsidiaries and affiliates, with 480 hours of service within the eligibility computation period. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

Investment Options - Participating employees have the right to choose the investment funds in which contributions to their accounts are invested, and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. A participating employee may change his investment decision at any time by calling the Trustee. Changes involving RS&H stock are handled by the plan administrator on a quarterly basis. Earnings on the investment funds are allocated among the accounts of participants that have elected to invest in each such fund.

Accounts  may be  invested  among the following:

  (i) INVESCO Retirement Trust Stable Value Fund;

 (ii) INVESCO Select Income Fund;

(iii) INVESCO Retirement Trust Flex Fund;

 (iv) INVESCO Value Equity Fund;

  (v) INVESCO Dynamics Fund;

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996 (Continued)


(vi) INVESCO Emerging Growth Fund; and

(vii) Reynolds, Smith and Hills, Inc. common stock.

Plan participants may direct the investment of all funds credited to their account to any or all investment funds in increments of 1% or multiples thereof.

Contributions - The Plan allows participating employees to contribute from 2% to 15% of their earned compensation with a total amount not to exceed $9,500 in 1996 and 1995. The dollar limit is indexed yearly for inflation. The employer is required to match 25% of the employee's annual contribution up to 6% of an employee's compensation. In addition, the employer may make discretionary contributions to the Plan in cash, company stock, or a combination of the two.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of the account balances is based on years of participant service. A participant is 100% vested after five years of credited service.

Withdrawals - Participants may withdraw all of the vested amounts credited to their accounts, subject to defined years of Plan participation. Also, a participant may elect to withdraw certain amounts from his deferred contribution account due to the financial hardship of the participant.

Loans - Participants may request loans from the Plan subject to allowable available participant balances and other conditions.

Payment of Benefits - On termination of employment, a participant with an account balance of $3,500 or less may elect a lump sum payment of the participant's account balance at the date of termination. The Plan provides other payment schedules for payment of participant balances in excess of $3,500 upon participant termination of employment. As of December 31, 1996, $1,577,022 in benefits was owed to participants that had withdrawn from the plan.

In the event of death or disability of a participant, payment may be made in a lump sum amount equal to the value of the participant's account as of the next quarterly valuation date.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(K)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996 (Continued)

Plan Termination - Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3.   INVESTMENTS

Except for the Plan's investments in loans to participants and common stock of the plan sponsor, the Plan's investments are held in a trust fund administered by the Trust Department of INVESCO Trust Company. Such investments consist primarily of the Plan's short-term investments and investments in INVESCO mutual funds and collective trust funds.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996 (Concluded)

- --------------------------------------------------------------------------------
The following table summarizes all investments held, by fund, at December 31, 1996 and 1995:



                                                                  December 31
                                                       -------------------------------
                                                            1996              1995
Investments at Fair Value
as Determined by Quoted Market Price
INVESCO collective trust funds:
 Select Income Fund: 181,429 units                     $1,188,359
 Value Equity Fund; 257,781 units                       6,119,724
 Dynamic Fund; 76,823 units                               990,252
 Emerging Growth Fund; 38,629 units                       483,636
 Retirement Trust Stable Value Fund; 2,467,287 units    2,467,287
 Retirement Trust Flex Fund; 12,261 units                 323,694
 Stock Liquidity Fund; 57,464 units                        57,464

SunTrust STI collective trust funds:
 Classic Value Income Stock Fund; 157,158 units                            $1,892,179
 Classic Capital Growth Fund; 285,503 units                                 3,860,004
 Classic Prime Quality Money Market; 3,001,385 units                        3,001,385
 Classic Investment Grade Bond Fund; 145,010 units                          1,538,551
                                                      -----------         -----------
                                                       11,630,416          10,292,119
                                                      -----------         -----------
Investments at Estimated Fair Value

RS&H Common Stocks; 95,837 shares                       1,102,126           1,054,207
Loans to participants                                     653,860             613,333
                                                      -----------         -----------
                                                        1,755,986           1,667,540
                                                      -----------         -----------

Total investments                                     $13,386,402         $11,959,659
                                                      ===========         ===========

4.   INCOME TAX STATUS

The Plan obtained its latest determination letter on July 6, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                  * * * * * *

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

- --------------------------------------------------------------------------------

     Number of Shares,
    Units or Principal                                                     Market
        Amount           Description                         Cost           Value

INVESCO Mutual Funds
        181,429     INVESCO Select Income Fund           $ 1,211,110    $ 1,188,359
        257,781     INVESCO Value Equity Fund              5,497,016      6,119,724
         76,823     INVESCO Dymanic Fund                   1,026,078        990,252
         38,629     INVESCO Emerging Growth Fund             509,830        483,636
        663,862     Loan Fund                                653,860        653,860

INVESCO Collective Trust Funds (Commingled Funds)

      2,467,287     INVESCO Retirement Trust
                     Stable Value Fund                     2,467,287      2,467,287

         12,261     INVESCO Retirement Trust
                     Flex Fund                               304,939        323,694

RS&H Stock Fund

         57,464     INVESCO Stock Liquidity Fund             57,464          57,464

         95,837     Reynolds, Smith and Hills
                     Stock Fund                             771,162       1,102,126
                                                        -----------     -----------

TOTAL ALL FUNDS                                         $12,498,746     $13,386,402
                                                        ===========     ===========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
- --------------------------------------------------------------------------------

Series of Transactions in Excess of 5% of Plan Assets

                                                                                                            Net
                                                  Number of     Number of   Total         Total            Gain
        Identification of Security                Purchases       Sales   Purchases       Sales           (Loss)

INVESCO Retirement Trust Stable Value Fund            79            74    $4,025,487    $1,558,200
INVESCO Select Income Fund                            77            62     1,920,519       493,555    $  (23,616)
INVESCO Value Equity Fund                             88            84     7,375,185     1,974,804        99,527
INVESCO Dynamics Fund                                 76            31     1,239,763       224,790        11,104
INVESCO Emerging Growth Fund                          67            30       765,004       250,333        (4,841)
STI Classic Investment Grade Bond Fund                               1                   1,538,551        47,139
STI Classic Prime Quality Money Market                               1                   3,001,385
STI Classic Value Income Stock Fund                                  1                   1,892,179       137,373
STI Classic Capital Income Growth Fund                               1                   3,860,004       461,172


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